ContentOro Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock		Preferred Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balance - December 31 2014	700,000	$ 700	-	$ -	$ 45,720	($46,420)	$0
Issuance of preferred stock	-		653,023	653	517,278	0	517,931
Net loss for year	-					(400,681)	(400,681)
Balance - December 31, 2015	700,000	700	653,023	653	562,998	(447,101)	117,250
Net loss for year	-					(641,202)	(641,202)
Balance - December 31, 2016	700,000	$ 700	653,023	$ 653	562,998	($1,088,303)	($523,952)